August 24, 2021

OTCQX International- QTRRF

TSX VENTURE- QTA

NR-08-21

Quaterra Announces the Advancement of the MacArthur Copper Oxide
Project with Key Appointment and Metallurgical Progress

Quaterra Resources Inc. ("Quaterra" or the "Company") is pleased to announce the appointment of Mr. Nicholas Lewallen, P.E. as Director of Projects for the Company. Mr. Lewallen is a projects and construction professional with extensive experience advancing mining projects through to production in both domestic and international jurisdictions. Mr. Lewallen is a licensed Professional Engineer and holds a civil engineering degree from the University of Wyoming.

"I welcome Mr. Lewallen to the Company as the project leader for the advancement of the MacArthur oxide copper mine through our ongoing PFS efforts," stated Mr. Travis Naugle, CEO of Quaterra. "His track record in efficiently developing mining projects while maintaining high environmental standards will allow the Company to focus on delivering value to shareholders by advancing the project towards the domestic production of copper at the MacArthur mine. We look forward to continuing to demonstrate our commitment to developing our MacArthur oxide copper project, and other strategic copper assets, in the State of Nevada."

Quaterra Resources further announces the completion of the metallurgical sampling program for the MacArthur oxide copper project. Approximately 4,445 ft (1,355 m) of PQ-sized core were drilled, generating 12 tons (11 tonnes) of representative sample, thereby achieving a key intermediate step to the Pre-Feasibility Study (PFS). In addition to the completion of the metallurgical sampling program, assays from the 5,147 ft (1,569 m) of MacArthur oxide and sulfide resource drilling are expected in the near future.

Additionally, the Company announces that on August 20, 2021 it filed a Petition for Judicial Review of the Declaration of Forfeiture of certain water use permits and certificates long-held by the Company's wholly-owned subsidiary, Singatse Peak Services. This Petition is in response to the Declaration of Forfeiture the Company received from the Division of Water Resources of the State of Nevada on July 23, 2021.

About Quaterra Resources Inc.

Quaterra Resources Inc. is a copper-gold development and exploration company focused on projects with the potential to host large-scale mineral deposits attractive to major mining companies. It is advancing its MacArthur oxide copper project in the historic Yerington Copper District, Nevada. It continues to investigate opportunities to acquire prospects in North America on reasonable terms and the partnerships with which to advance them.

On behalf of the Board of Directors,

Stephen Goodman,
President, Quaterra Resources Inc.

For more information please contact:

Karen Robertson
Corporate Communications
778-898-0057

Email: info@quaterra.com

Website: www.quaterra.com

Disclosure note:

Some statements in this news release are forward-looking statements under applicable United States and Canadian laws. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.